Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Ownership Percentage	Jurisdiction of Organization
Alnylam U.S., Inc.	100%	Delaware

Alnylam Europe AG	100%	Germany

Alnylam Securities Corporation	100%	Massachusetts

Regulus Therapeutics Inc.	45%	Delaware

Meltemi Biotherapeutics, Inc.	100%	Delaware